Exhibit 23.2

Consent of Independent Valuation Specialist

To the Board of Directors and Shareholders of Hythiam, Inc.
Los Angeles, California

We consent to the reference to our firm in Note 5 to the Consolidated Financial Statements, “Acquisition of Woodcliff and Controlling Interest in CompCare”, included in this Form 10-K of Hythiam, Inc. for the year ended December 31, 2007 and to the reference therein of our valuation report dated July 19, 2007, with respect to the identified intangible assets acquired in the acquisition of Woodcliff Healthcare Investment Partners, LLC and a controlling interest in CompCare as of January 12, 2007.

Sincerely,

/s/Actuarial Risk Management
Austin, Texas

March 12, 2008